Exhibit 21.1

SUBSIDIARIES (WHOLLY-OWNED) OF CORBUS PHARMACEUTICALS HOLDINGS, INC.

Name of Organization	Jurisdiction

Corbus Pharmaceuticals, Inc.	Delaware

Corbus International Limited	United Kingdom

Corbus Pharmaceuticals Australia Pty Ltd	Australia